Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Cinram International Completes Acquisition of Ditan Corporation

    (all figures in U.S. dollars)

    TORONTO, May 1 /CNW/ - Cinram International Income Fund (TSX: CRW.UN)
today announced that Cinram International Inc., its indirect, wholly-owned subsidiary ("Cinram") has completed the acquisition of substantially all of the assets of Ditan Corporation, the leading third-party interactive software and games distribution company in the United States.
    "We anticipate that significant synergies in manufacturing, distribution, and new business opportunities will be generated and bear fruit in the near term," said Cinram chief executive officer Dave Rubenstein. "We look forward to working closely with the Ditan team to mutually benefit from this unique business combination."
    As previously disclosed, Cinram paid $50 million in cash for Ditan
Corporation, subject to working capital adjustments, and will pay additional cash consideration upon the achievement of certain future performance metrics.
Ditan will retain its trade name but will operate as Ditan Distribution LLC, an indirect wholly-owned subsidiary of Cinram. Ditan's senior management team and its employees remain with the company.
    "We are all very excited about joining the Cinram team," said Ron
Novotny, president of Ditan Distribution LLC. "The combination of our businesses will increase Ditan's bandwidth and create new opportunities for our organization."
    Prior to being acquired by Cinram, Ditan was a privately held company.
Ditan specializes in direct-to-store and third-party logistics and its customers include leading video game publishers, major retailers and home video studios. Ditan has established itself as a long-standing market leading position in providing innovative distribution solutions for all facets of the video game industry. In addition, Ditan is an authorized value-added service provider for the major video game platforms. The company has strategically located facilities in Atlanta, Indianapolis, Louisville and Seattle, and 180
employees.

    About Cinram
    Cinram International Inc., an indirect, wholly-owned subsidiary of the
Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe,
Cinram International Inc. manufactures and distributes pre-recorded DVDs, audio CDs, and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund's units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the
S&P/TSX Composite Index. For more information, visit our website at
www.cinram.com.

    Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Fund's products and services; multimedia
duplication/replication industry conditions and capacity; the ability of the
Fund to implement its business strategy; the Fund's ability to retain major customers; the Fund's ability to invest successfully in new technologies and other factors which are described in the Fund's filings with applicable securities commissions. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.
    %CIK: 0000908262

    /For further information: Lyne Beauregard Fisher, Tel: (416) 321-7930,
lynefisher(at)cinram.com/
    (CRW.UN.)

CO:  Cinram International Income Fund

CNW 14:25e 01-MAY-07